Exhibit 99.1

Update on Bay State College Accreditation Status

Cupertino, California, January 19, 2023 /PRNewswire/ -- Ambow Education Holding Ltd. ("Ambow" or the "Company") (NYSE American: AMBO) today announced that The New England Commission of Higher Education (NECHE) has informed Bay State College (Boston, Mass.) of its intent to withdraw Bay State College’s accreditation as of August 30, 2023. The College’s Board of Trustees has voted to appeal the decision.

NECHE’s determination was based on the Commission’s opinion that the College could not come into compliance with Institutional Resources (Accreditation Standard 7) within three years. The decision has no bearing on the quality of the Bay State’s educational programs or outcomes.

Since Ambow’s acquisition of the College at the end of 2017, the Company has invested multiple millions of dollars in accordance with its 3-5 year turn-around plan for the College. The College’s leadership team believes the school is turning the corner. In particular, new enrollments increased dramatically for the Spring semester, the highest in four years. The College’s board believes there are solid grounds for the appeal and is making every effort to ensure students and faculty are supported during this time.

If such appeal is unsuccessful, based on Ambow’s best estimates at this time, the Company anticipates the annualized impact to its topline will be approximately $6 million with no negative impact on its bottom line.

Regardless of the appeal status, the College will remain open through August 2023. Students on track to graduate and receive degrees in May or August of this year will not be affected. Nursing graduates for May and August 2023 will remain eligible to take the NCLEX and become licensed registered nurses.

The College is working diligently to ensure a seamless transition for students and faculty by facilitating transfers to other institutions, in the event the that the appeal is denied.

About Ambow

Ambow Education Holding Ltd. is a technology driven education company with primary operations in the United States. Through the operation of its for-profit colleges and dynamic patented open platform technology, Ambow offers high-quality, individualized, and dynamic career education services and products.

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Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. These forward- looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Ambow and the industry. All information provided in this press release is as of the date hereof, and Ambow undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Ambow believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information, please contact:

Ambow Education Holding Ltd.

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Rasky Partners | Media

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Piacente Financial Communications | Investor Relations

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